SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

For the month of July, 2003

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: July 30, 2003 By:* Steven R. Garman, President & CEO

(Signature)*

*Print name and title under the signature of the signing officer

QI Publicly Apologizes to Mesbah Taherzadeh

Fri, Jul 11, 2003, Richmond, BC — QI Systems Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U) hereby issues an unqualified apology for the content of its press release dated June 12, 2003 concerning Mesbah Taherzadeh. Mr. Taherzadeh is no longer President and CEO of the company effective June 12, 2003 but the statements in the previous press release that he was terminated immediately for cause on the basis of legal advice are disputed facts and should not have been included in the press release. QI Systems, Inc. apologizes to Mr. Taherzadeh for any embarrassment or damage caused to him by reference to these disputed facts.
QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the US, Venezuela, Hong Kong, the UK, and Norway. QIs SmartVend technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVend system is currently being used in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Touch Technology (TTI), EFM, ParkSmart, QI Card and others. Due to the modular structure of SmartVend, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QIs SmartVend systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, laundromat machines, copiers, newspaper vending boxes for such publications as USA Today and in parking machines.

Certain matters discussed in this press release are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "expects," "anticipates" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

Unit 101 3820 Jacombs Road, Richmond, B.C. Canada
Telephone: 604.248.2301
Facsimile: 604.248.2306
http://www.qisystems.ca

QI Systems Retains Investment Banker and Financial Adviser

Mon, Jul 14, 2003, Richmond, BC — QI Systems Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U), the industry leader in smart card stored value technology, is pleased to announce that it has partnered with MidSouth Capital, Inc. of Atlanta, Georgia, USA who will serve as the company’s investment banker and financial adviser.

Since its founding in 1989, MidSouth Capital, an independent investment banking company and full service brokerage firm, has focused on long-term investment banking relationships for a select client base. MidSouth Capital will assist QI Systems in meeting its short and long term capital requirements for growth, expansion and acquisition. MidSouth Capital, Inc. is a member of NASD, MSRB, SIPC and is a Georgia State Registered Investment Advisor
QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the US, Venezuela, Hong Kong, the UK, and Norway. QIs SmartVend technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVend system is currently being used in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Touch Technology (TTI), EFM, ParkSmart, QI Card and others. Due to the modular structure of SmartVend, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QIs SmartVend systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, laundromat machines, copiers, newspaper vending boxes for such publications as USA Today and in parking machines.

Certain matters discussed in this press release are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "expects," "anticipates" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

Unit 101 3820 Jacombs Road, Richmond, B.C. Canada
Telephone: 604.248.2301
Facsimile: 604.248.2306
http://www.qisystems.ca

QI Systems Inc. Continues to Receive Repeat Parking Orders

Wed, Jul 16, 2003, Richmond, BC — QI Systems Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U) announced today that it continues to improve its market position in the Pay and Display Parking market with another order from Calè Systems, Inc. of Montreal, Quebec, Canada for 30 QI Hybrid Payment Terminals and 30 Upgradeable Magstripe Payment Terminals.

QI continues to supply Cale with Smart Card and Magstripe Technology for use in its Pay and Display/Pay by Stall Parking Terminals, which require single or dual upgradeable operating systems that work with both proprietary smart cards and magstripe credit cards.
QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the US, Venezuela, Hong Kong, the UK, and Norway. QIs SmartVend technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVend system is currently being used in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Touch Technology (TTI), EFM, ParkSmart, QI Card and others. Due to the modular structure of SmartVend, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QIs SmartVend systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, laundromat machines, copiers, newspaper vending boxes for such publications as USA Today and in parking machines.

Certain matters discussed in this press release are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "expects," "anticipates" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

Unit 101 3820 Jacombs Road, Richmond, B.C. Canada
Telephone: 604.248.2301
Facsimile: 604.248.2306
http://www.qisystems.ca

New Appointment To Board

Tue, Jul 22, 2003, Richmond, BC — Mr. Steven Garman, President and CEO of QI Systems Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U), is pleased to welcome Mr. Ron deBruyne to the Company’s Board of Directors.

Mr. deBruyne brings a wealth of knowledge gained over the past 15 years in public practice, auditing and industry to the board. “Mr. deBruynes’ extensive experience in Taxation and business development will be a valuable asset as our company enters new markets,” Mr. Garman stated.

Mr. deBruyne is currently President and founder of EDOC Systems Group Inc., a Victoria, BC based software development company that specializes in custom software development and web based data driven applications. The company has developed a number of vertical market applications that are well established within the Forest Industry.
QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the US, Venezuela, Hong Kong, the UK, and Norway. QIs SmartVend technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVend system is currently being used in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Touch Technology (TTI), EFM, ParkSmart, QI Card and others. Due to the modular structure of SmartVend, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QIs SmartVend systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, laundromat machines, copiers, newspaper vending boxes for such publications as USA Today and in parking machines.

Certain matters discussed in this press release are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "expects," "anticipates" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

Unit 101 3820 Jacombs Road, Richmond, B.C. Canada
Telephone: 604.248.2301
Facsimile: 604.248.2306
http://www.qisystems.ca

QI Systems Secures Private Placement

Tue, Jul 22, 2003, Richmond, BC — QI Systems Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U), the industry leader in smart card stored value technology, is pleased to announce that, subject to regulatory approval, it has entered into a non-brokered private placement for gross proceeds of $250,000US, consisting of 1,650,000 units at a price of $0.15US per unit (the "Unit").

Each Unit will consist of one common share and one non-transferable share purchase warrant (the "Warrant"). Each Warrant is exercisable for two years into one common share at a price of $0.20US per share. All common shares and warrants will be subject to applicable resale restrictions according to TSX Venture Exchange Policy. The funds received from the private placement will be for general working capital.
QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the US, Venezuela, Hong Kong, the UK, and Norway. QIs SmartVend technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVend system is currently being used in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Touch Technology (TTI), EFM, ParkSmart, QI Card and others. Due to the modular structure of SmartVend, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QIs SmartVend systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, laundromat machines, copiers, newspaper vending boxes for such publications as USA Today and in parking machines.

Certain matters discussed in this press release are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "expects," "anticipates" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

Unit 101 3820 Jacombs Road, Richmond, B.C. Canada
Telephone: 604.248.2301
Facsimile: 604.248.2306
http://www.qisystems.ca

Update on July 22 Private Placement

Wed, Jul 23, 2003, Richmond, BC — QI Systems Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U), inadvertently announced yesterday that the total number of units available in the company’s non-brokered private placement was 1,650,000 units. The correct amount of the units available in the placement should have read 1,666,666. The company regrets this inaccuracy.
QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the US, Venezuela, Hong Kong, the UK, and Norway. QIs SmartVend technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVend system is currently being used in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Touch Technology (TTI), EFM, ParkSmart, QI Card and others. Due to the modular structure of SmartVend, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QIs SmartVend systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, laundromat machines, copiers, newspaper vending boxes for such publications as USA Today and in parking machines.

Certain matters discussed in this press release are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "expects," "anticipates" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

Unit 101 3820 Jacombs Road, Richmond, B.C. Canada
Telephone: 604.248.2301
Facsimile: 604.248.2306
http://www.qisystems.ca

QI Deploys More Hybrid Readers for Newspaper Vending

Thu, Jul 31, 2003, Richmond, BC — QI Systems Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U), the industry leader in smart card technology, is pleased to announce several additional deployments of its system with the Collegiate Readership Program managed by USA Today. The new installations will all use the low power hybrid card reader and controller announced in the QI news release dated June 26, 2003. Since it was introduced a month ago, the hybrid reader has been shipped or ordered for installation at more than 10 campuses.

Installations are occurring at campuses across the country. The most recent shipment included 36 units destined for the University of Nebraska-Lincoln. Other orders, either pending or recently shipped, include Dartmouth College in New Hampshire, Willamette University, the University of Maine, Augsburg College in Minneapolis and Texas Tech in Lubbock, Texas.

QI is proud to supply the card identification technology for this program. Working with USA Today, QI had the privilege to supply equipment for the first automated vending installations across the Penn State University campus three years ago, and at numerous other campuses since then. For more background information about the program, see the Penn State web site at http://www.psu.edu/ur/newspaper/about.html.

QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the US, Venezuela, Hong Kong, the UK, and Norway. QIs SmartVend technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVend system is currently being used in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Touch Technology (TTI), EFM, ParkSmart, QI Card and others. Due to the modular structure of SmartVend, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QIs SmartVend systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, laundromat machines, copiers, newspaper vending boxes for such publications as USA Today and in parking machines.

Certain matters discussed in this press release are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "expects," "anticipates" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Craig Jones
VP Sales & Marketing
QI Systems Inc.

Unit 101 3820 Jacombs Road, Richmond, B.C. Canada
Telephone: 604.248.2301
Facsimile: 604.248.2306
http://www.qisystems.ca